UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-36709

CUSIP NUMBER: 82621J105

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sientra, Inc.

Full name of Registrant

N/A

Former name if Applicable

3333 Michelson Drive, Suite 650

Address of Principal Executive Office (Street and number)

Irvine, California 92612

City, State and Zip Code

PART II — RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, FORM N-CEN or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sientra, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 (this “Form 12b-25”) with respect to is Annual Report on Form 10-K for its fiscal year ended December 31, 2022 (the “Annual Report”).

The Company is unable to file the Annual Report within by the prescribed time period without unreasonable effort or expense because the Company needs additional time to complete its financial statement preparation and review process and its assessment of internal control over financial reporting. As a result of the foregoing, the Company has not yet completed its year-end reporting procedures required and consequently its independent registered public accounting firm has not yet completed its audit procedures.

Based on currently available information, and although the Company’s assessment has not been completed, the Company expects to disclose a material weakness in its internal control over financial reporting at December 31, 2022 based on deficiencies affecting its warranty process.

The Company also expects to report substantial doubt exists about its ability to continue as a going concern under the standards of ASC Subtopic 205-40, Presentation of Financial Statements-Going Concern (“ASC 205-40”) within one year after the date that the financial statements are issued.

The Company expects to file its Annual Report within the 15 calendar day extension provided by Rule 12b-25, but can provide no assurance that it will be able to file by such time.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Andrew C. Schmidt	805	562-3500
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Sientra, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2023	By:	/s/ Andrew C. Schmidt
Andrew C. Schmidt
Chief Financial Officer